FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Financial summary

Use of non-GAAP financial measures ...........	47
Constant currency ................................................	47
Underlying performance ......................................	47

Consolidated income statement .....................	51

Group performance by income and expense item ................................................................	53
Net interest income .............................................	53
Net fee income ....................................................	55
Net trading income ..............................................	55
Net income/(expense) from financial instruments designated at fair value .....................................	56
Gains less losses from financial investments .........	58
Net earned insurance premiums ............................	58
Gains on disposal of US branch network, US cards business and Ping An ................................	59
Other operating income .......................................	59
Net insurance claims incurred and movement in liabilities to policyholders .................................	60
Loan impairment charges and other credit risk provisions ........................................................	61
Operating expenses ..............................................	62
Share of profit in associates and joint ventures .....	64
Tax expense ........................................................	64

Consolidated balance sheet ............................	65
Movement in 2013 ..............................................	66

Reconciliation of RoRWA measures ..............	71
Critical accounting policies ............................	72

The management commentary included in the Report of the Directors: 'Financial Review', together with the 'Employees' and 'Corporate sustainability' sections of 'Corporate Governance' and the 'Directors' Remuneration Report' is presented in compliance with the IFRSs Practice Statement 'Management Commentary' issued by the IASB.

Use of non-GAAP financial measures

Our reported results are prepared in accordance with IFRSs as detailed in the Financial Statements starting on page 416. In measuring our performance, the financial measures that we use include those which have been derived from our reported results in order to eliminate factors which distort year-on-year comparisons. These are considered non-GAAP financial measures. Non-GAAP financial measures that we use throughout our Financial Review and are described below. Other non-GAAP financial measures are described and reconciled to the closest reported financial measure when used.

Constant currency

The constant currency measure adjusts for the year-on-year effects of foreign currency translation differences by comparing reported results for 2013 with reported results for 2012 retranslated at 2013 exchange rates. Except where stated otherwise, commentaries are on a constant currency basis, as reconciled in the table below.

The foreign currency translation differences reflect the movements of the US dollar against most major currencies during 2013.

We exclude the translation differences because we consider the like-for-like basis of constant currency financial measures more appropriately reflects changes due to operating performance.

Constant currency

Constant currency comparatives for 2012 referred to in the commentaries are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:

• the income statements for 2012 at the average rates of exchange for 2013; and

• the balance sheet at 31 December 2012 at the prevailing rates of exchange on 31 December 2013.

No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. When reference is made to 'constant currency' in tables or commentaries, comparative data reported in the functional currencies of HSBC's operations have been translated at the appropriate exchange rates applied in the current year on the basis described above.

Underlying performance

To arrive at underlying performance:

• we adjust for the year-on-year effects of foreign currency translation;

•     we eliminate the fair value movements on our long-term debt attributable to credit spread ('own credit spread') where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities; and

• we adjust for acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses.

For acquisitions, disposals and changes of ownership levels of subsidiaries, associates, joint ventures and businesses, we eliminate the gain or loss on disposal or dilution and any associated gain or loss on reclassification or impairment recognised in the year incurred, and remove the operating profit or loss of the acquired, disposed of or diluted subsidiaries, associates, joint ventures and businesses from all the years presented so we can view results on a like-for-like basis. For example, if a disposal was made in the current year, any gain

Reconciliation of reported and constant currency profit before tax

	2013 compared with 2012
HSBC	2012 as reported US$m	Currency translation adjustment1 US$m	2012 at 2013 exchange rates US$m	2013 as reported US$m	Reported change2%	Constant currency change2%

Net interest income ......................	37,672	(682)	36,990	35,539	(6)	(4)
Net fee income .............................	16,430	(203)	16,227	16,434	-	1
Net trading income .......................	7,091	(164)	6,927	8,690	23	25
Own credit spread3 ........................	(5,215)	12	(5,203)	(1,246)	76	76
Other income/(expense) from financial instruments designated at fair value...............................	2,989	(53)	2,936	2,014	(33)	(31)
Net income/(expense) from financial instruments designated at fair value...............................	(2,226)	(41)	(2,267)	768
Gains on disposal of US branch network, US cards business and Ping An ....................................	7,024	-	7,024	-	(100)	(100)
Gains less losses from financial investments...............................	1,189	(17)	1,172	2,012	69	72
Net earned insurance premiums.....	13,044	(118)	12,926	11,940	(8)	(8)
Other operating income (including dividend income).......................	2,321	(200)	2,121	2,954	27	39

Total operating income ............	82,545	(1,425)	81,120	78,337	(5)	(3)

Net insurance claims incurred and movement in liabilities to policyholders.............................	(14,215)	96	(14,119)	(13,692)	(4)	(3)

Net operating income4 ..............	68,330	(1,329)	67,001	64,645	(5)	(4)

Loan impairment charges and other credit risk provisions .......	(8,311)	201	(8,110)	(5,849)	30	28

Net operating income ...............	60,019	(1,128)	58,891	58,796	(2)	-

Operating expenses ......................	(42,927)	683	(42,244)	(38,556)	10	9

Operating profit ........................	17,092	(445)	16,647	20,240	18	22

Share of profit in associates and joint ventures .....................	3,557	45	3,602	2,325	(35)	(35)

Profit before tax ........................	20,649	(400)	20,249	22,565	9	11

By global business
Retail Banking and Wealth Management .............................	9,575	(26)	9,549	6,649	(31)	(30)
Commercial Banking ....................	8,535	(96)	8,439	8,441	(1)	-
Global Banking and Markets .........	8,520	(147)	8,373	9,441	11	13
Global Private Banking .................	1,009	(16)	993	193	(81)	(81)
Other ...........................................	(6,990)	(115)	(7,105)	(2,159)	69	70

Profit before tax ..........................	20,649	(400)	20,249	22,565	9	11

By geographical region
Europe .........................................	(3,414)	65	(3,349)	1,825
Hong Kong ...................................	7,582	(1)	7,581	8,089	7	7
Rest of Asia-Pacific ......................	10,448	(227)	10,221	7,764	(26)	(24)
Middle East and North Africa .......	1,350	(36)	1,314	1,694	25	29
North America .............................	2,299	(28)	2,271	1,221	(47)	(46)
Latin America ..............................	2,384	(173)	2,211	1,972	(17)	(11)

Profit before tax ..........................	20,649	(400)	20,249	22,565	9	11

For footnotes, see page 132.

or loss on disposal, any associated gain or loss on reclassification or impairment recognised and the results of the disposed-of business would be removed from the results of the current year and the previous year as if the disposed-of business did not exist in those years. Disposal of investments other than those included in the above definition do not lead to underlying adjustments.

We use underlying performance to explain year-on-year changes when the effect of fair value movements on own debt, acquisitions, disposals or dilution is significant because we consider that this basis more appropriately reflects operating performance.

The following acquisitions, disposals and changes to ownership levels affected the underlying performance:

Disposal gains/(losses) affecting underlying performance

	Date	Disposal gain/(loss)
		US$m

HSBC Bank Canada's disposal of HSBC Securities (Canada) Inc's full service retail brokerage business5	Jan 2012	83
The Hongkong and Shanghai Banking Corporation Limited's disposal of RBWM operations in Thailand5	Mar 2012	108
HSBC Finance Corporation, HSBC USA Inc. and HSBC Technology and Services (USA) Inc.'s disposal of US Card and Retail Services business5 ........................................................................	May 2012	3,148
HSBC Bank USA, N.A.'s disposal of 138 non-strategic branches5 ..................................................	May 2012	661
HSBC Argentina Holdings S.A.'s disposal of its non-life insurance manufacturing subsidiary5 .........	May 2012	102
The Hongkong and Shanghai Banking Corporation Limited's disposal of its private banking business in Japan5 ....................................................................................................................................	Jun 2012	67
The Hongkong and Shanghai Banking Corporation Limited's disposal of its shareholding in a property company in the Philippines6 .......................................................................................	Jun 2012	130
Hang Seng Bank Limited's disposal of its non-life insurance manufacturing subsidiary5 ..................	Jul 2012	46
HSBC Bank USA, N.A.'s disposal of 57 non-strategic branches5 ....................................................	Aug 2012	203
HSBC Asia Holdings B.V.'s investment loss on a subsidiary5 ..........................................................	Aug 2012	(85)
HSBC Bank plc's disposal of HSBC Securities SA6 ..........................................................................	Aug 2012	(11)
HSBC Europe (Netherlands) B.V.'s disposal of HSBC Credit Zrt6 ...................................................	Aug 2012	(2)
HSBC Europe (Netherlands) B.V.'s disposal of HSBC Insurance (Ireland) Limited6 ........................	Oct 2012	(12)
HSBC Europe (Netherlands) B.V.'s disposal of HSBC Reinsurance Limited6 ..................................	Oct 2012	7
HSBC Private Bank (UK) Limited's disposal of Property Vision Holdings Limited6 .......................	Oct 2012	(1)
HSBC Investment Bank Holdings Limited's disposal of its stake in Havas Havalimanlari Yer Hizmetleri Yatirim Holding Anonim Sirketi6 .............................................................................	Oct 2012	18
HSBC Insurance (Asia) Limited's disposal of its non-life insurance portfolios5 ..............................	Nov 2012	117
HSBC Bank plc's disposal of HSBC Shipping Services Limited6 ......................................................	Nov 2012	(2)
HSBC Bank (Panama) S.A.'s disposal of its operations in Costa Rica, El Salvador and Honduras5 ...	Dec 2012	(62)
HSBC Insurance Holdings Limited and The Hongkong and Shanghai Banking Corporation Limited's disposal of their shares in Ping An Insurance (Group) Company of China, Ltd ('Ping An')5 ......	Dec 2012	3,012
The Hongkong and Shanghai Banking Corporation Limited's disposal of its shareholding in Global Payments Asia-Pacific Limited5 ................................................................................................	Dec 2012	212
Reclassification gain in respect of our holding in Industrial Bank Co., Limited following the issue of additional share capital to third parties5 .....................................................................................	Jan 2013	1,089
HSBC Insurance (Asia-Pacific) Holdings Limited's disposal of its shareholding in Bao Viet Holdings5 ......................................................................................................................................................	Mar 2013	104
Household Insurance Group holding company's disposal of its insurance manufacturing business5 ..	Mar 2013	(99)
HSBC Seguros, S.A. de C.V., Grupo Financiero HSBC's disposal of its property and Casualty Insurance business in Mexico5 ....................................................................................................	Apr 2013	20
HSBC Bank plc's disposal of its shareholding in HSBC (Hellas) Mutual Funds Management SA6 .....	Apr 2013	(7)
HSBC Insurance (Asia-Pacific) Holdings Limited disposal of its shareholding in Hana HSBC Life Insurance Company Limited5 .....................................................................................................	May 2013	28
HSBC Bank plc's disposal of HSBC Assurances IARD6 ...................................................................	May 2013	(4)
The Hongkong and Shanghai Banking Corporation Limited's disposal of HSBC Life (International) Limited's Taiwan branch operations6 .........................................................................................	June 2013	(36)
HSBC Markets (USA) Inc.'s disposal of its subsidiary, Rutland Plastic Technologies6 .....................	Aug 2013	17
HSBC Insurance (Singapore) Pte Ltd's disposal of its Employee Benefits Insurance business in Singapore6 .................................................................................................................................	Aug 2013	(8)
HSBC Investment Bank Holdings plc's disposal of its investment in associate FIP Colorado6 ........	Aug 2013	(5)
HSBC Investment Bank Holdings plc group's disposal of its investment in subsidiary, Viking Sea Tech5 ........................................................................................................................................	Aug 2013	54
HSBC Latin America Holdings UK Limited's disposal of HSBC Bank (Panama) S.A.6 ....................	Oct 2013	1,107
HSBC Latin America Holdings UK Limited's disposal of HSBC Bank (Peru) S.A.6 .........................	Nov 2013	(18)
HSBC Latin America Holdings UK Limited's disposal of HSBC Bank (Paraguay) S.A.6 ..................	Nov 2013	(21)
Reclassification loss in respect of our holding in Yantai Bank Co., Limited following an increase in its registered share capital5 .........................................................................................................	Dec 2013	(38)

For footnotes, see page 132.

Acquisition gains/(losses) affecting underlying performance6

	Date	Fair value gain on acquisition
		US$m
Gain on the merger of Oman International Bank S.A.O.G. and the Omani operations of HSBC Bank Middle East Limited ................................................................................................	Jun 2012	3
Gain on the acquisition of the onshore retail and commercial banking business of Lloyds Banking Group in the UAE by HSBC Bank Middle East Limited ..............................................................	Oct 2012	18

For footnote, see page 132.

The following table reconciles selected reported items for 2013 and 2012 to an underlying basis. Equivalent tables are provided for each of our global businesses and geographical segments in the Form 20-F filed with the Securities and Exchange Commission ('SEC'), which is available on www.hsbc.com.

Reconciliation of reported and underlying items

	2013	2012	Change2
	US$m	US$m	%
Net interest income
Reported .............................................................................................................	35,539	37,672	(6)
Currency translation adjustment1 ........................................................................		(682)
Acquisitions, disposals and dilutions ....................................................................	(273)	(2,015)

Underlying ..........................................................................................................	35,266	34,975	1

Other operating income
Reported .............................................................................................................	2,632	2,100	25
Currency translation adjustment1 ........................................................................		(195)
Acquisitions, disposals and dilutions ....................................................................	(2,234)	(811)

Underlying ..........................................................................................................	398	1,094	(64)

Revenue4
Reported .............................................................................................................	64,645	68,330	(5)
Currency translation adjustment1 ........................................................................		(1,341)
Own credit spread3 ..............................................................................................	1,246	5,215
Acquisitions, disposals and dilutions ....................................................................	(2,596)	(10,607)

Underlying ..........................................................................................................	63,295	61,597	3

Loan impairment charges and other credit risk provisions
Reported .............................................................................................................	(5,849)	(8,311)	30
Currency translation adjustment1 ........................................................................		201
Acquisitions, disposals and dilutions ....................................................................	32	376

Underlying ..........................................................................................................	(5,817)	(7,734)	25

Total operating expenses
Reported .............................................................................................................	(38,556)	(42,927)	10
Currency translation adjustment1 ........................................................................		683
Acquisitions, disposals and dilutions ....................................................................	353	1,490

Underlying ..........................................................................................................	(38,203)	(40,754)	6

Underlying cost efficiency ratio ..........................................................................	60.4%	66.2%

Share of profit in associates and joint ventures
Reported .............................................................................................................	2,325	3,557	(35)
Currency translation adjustment1 ........................................................................		45
Acquisitions, disposals and dilutions ....................................................................	(14)	(1,425)

Underlying ..........................................................................................................	2,311	2,177	6

Profit before tax
Reported .............................................................................................................	22,565	20,649	9
Currency translation adjustment1 ........................................................................		(412)
Own credit spread3 ..............................................................................................	1,246	5,215
Acquisitions, disposals and dilutions ....................................................................	(2,225)	(10,166)

Underlying ..........................................................................................................	21,586	15,286	41

For footnotes, see page 132.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014